June 25, 2025

Mr. Daniel Greenspan
Division of Investment Management— Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:       Elevation Series Trust;  File Nos. 333-265972, 811-23812

Dear Mr. Greenspan:

On April 4, 2025, Elevation Series Trust (the “Trust” or “Registrant”) filed an amendment to its Registration Statement under Form N-1A pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of TrueShares Hedged ConVequity ETF (the “Fund”). The Fund has subsequently been renamed TrueShares ConVex Protect ETF.

The Trust has revised the disclosures in the Fund’s prospectus, statement of additional information, and Part C in response to comments given by you via telephone to Daniel Moler on May 23, 2025, and June 18, 2025. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1.	The Staff notes a meaningful income component of Fund’s strategy. Supplementally, please tell us why the Fund’s name does not also include a reference to the income producing component of the strategy.

Response.	The Registrant notes it is anticipated that a significant portion of the Fund’s gains will be derived from the options component rather than the income component of the strategy, and the distinguishing feature of the Fund when marketing to investors is the options strategy. As noted in the response to Comment 13, the income will serve to boost the returns of the Fund. Notably, the name of the Fund has changed to TrueShares ConVex Protect ETF.

Principal Investment Strategies of the Fund

Comment 2.	Please disclose what portion of the Fund’s investments will be in income producing securities. If the portion is known, there is a wide breadth of income producing securities listed in the prospectus—is there an expected focus on particular income producing securities?

Response.	The Registrant notes that, as disclosed in the prospectus, “substantially all [the Fund’s] assets” will be invested “in a portfolio of income-generating securities” and respectfully declines to specify a specific percentage. The Registrant further notes there is no expected focus on a particular type of income producing security. Rather, the Fund intends to invest in the income-producing securities it believes will maximize yield.
Comment 3.	There is a discussion of SPACs in the Income Component of the strategy. What happens when SPAC merges? In other words, what does the Fund intend to do post-merger? Please explain supplementally.

Response.	The Registrant notes that the Fund only intends to invest in pre-merger SPACs, which are SPACs that are either seeking a target for a business combination or have not yet completed a combination with an identified target. Prior to the completion of a combination, the Fund will sell the SPAC’s shares if they are trading at a premium relative to the trust collateral or tender out of the shares using the Fund’s redemption rights.

June 24, 2025

Comment 4.	The concept of “laddering” is referenced in a couple places in the principal investment strategy. In each instance, please add detail to clarify whether laddering is used in the context of maturity or strike price.

Response.	The Registrant has revised the disclosure as follows:

Under normal circumstances, the Fund anticipates trading annual (one-year) options laddered across rolling three-month periods (i.e., quarterly); however, the Fund may trade options with expiration dates that are modestly longer or shorter for a number of reasons such as if market volatility renders them more cost-effective. “Laddered” in this context refers to the Fund trading one-year options positions at the beginning of each quarter so that the expiration dates of the overall options portfolio are staggered (i.e., three-months apart). The goal of this laddered approach is to mitigate timing risks associated with the entire options portfolio expiring at a time when the relative price of the reference asset is unfavorable.

The Fund may also use a ladder of call options (i.e., purchasing call options with varying strike prices that are modestly out-of-the-money) ~~from~~ when the adviser believes this is a more economically efficient means to capture U.S. large cap equity market gains.

Comment 5.	Is the typical term of the option used 1-year long? Please clarify.

Response.	The Registrant so confirms and has added “(one-year)” after the term “annual” as shown in response to Comment 4.
Comment 6.	Please confirm the rolling 3-month periods described implies that one fourth of the Fund’s option exposure will be represented on each of the quarterly maturity dates.

Response.	The Registrant so confirms this is the case under normal circumstances but cautions that, as noted in the prospectus, the Fund may trade options that are modestly shorter or longer than one-year for a number of reasons (e.g., if market volatility renders them more cost-effective). If the Fund does trade options with expirations modestly shorter or longer than one-year, then one-fourth of the Fund’s option exposure would not necessarily be represented on each quarterly maturity date.
Comment 7.	The Staff notes that the prospectus states put options will represent 50% of portfolio exposure while the call options exposure will be “significant.” What percentage of the portfolio’s exposure will call options represent?

Response.	The Registrant has revised the disclosure as follows:

The Fund writes put options that collectively represent ~~only~~ approximately 50% of notional portfolio exposure, while utilizing the call options (that collectively represent approximately 100% of notional portfolio exposure) to provide significant ~~portfolio~~ exposure to the U.S. large cap equity market.
Comment 8.	Please clarify that the capture of a significant portion of gains under the strategy only starts once the strike is breached.

Response.	The Registrant has revised the disclosure as follows:

By using this combination of options, the Fund intends to capture a significant portion of U.S. large cap equity market gains if the option strike price is breached while only exposing the Fund to approximately half of U.S. large cap equity market losses.

Principal Investment Risks

Comment 9.	To the extent the income producing securities mentioned in the Income Component pose material risks, please consider addressing in risk factors.

Response.	The Registrant believes that the risks posed by the income-producing securities are adequately addressed by the risk factors currently disclosed in the prospectus.

June 24, 2025

Additional Information About the Fund’s Investment Strategies

Comment 10.	With respect to the “expected returns” in the table on page 15, please indicate that this is only during a quarter and only pertains to the options component. Additionally, please clarify whether “of the Fund” is correct or whether it should say “of the options strategy.”

Response.	The Registrant has revised the table to read “Expected Returns of the Fund During a Quarter” and confirms that “of the Fund” is correct.
Comment 11.	Please clarify whether the table represents all options exposure or just a quarter (i.e., one fourth of the options exposure)?

Response.	As shown below, the Registrant has revised the prefatory language to clarify that the table represents the entire options portfolio:

The table below describes, in conceptual terms, sample hypothetical return outcomes of the Fund during a quarter, before fees and expenses, assuming 50% total notional portfolio exposure through a written put with a $103.5 put strike price; and assuming 100% total notional portfolio exposure through a purchased call option with a $106 call strike price.
Comment 12.	Please clarify whether the strategy is premium neutral (e.g., strike price and number of calls is equal to proceeds of the put).

Response.	Under current market conditions, the option strategy is expected to require a modest net investment (less than 1% of the Fund’s portfolio) as the cost of the calls is expected to be slightly higher than the proceeds from the puts. However, the Registrant does not believe it can add disclosures on this point that would be helpful or illuminating to prospective shareholders as the mechanics are so nuanced as to be outside of the normal experience of prospective shareholders. Additionally, should market conditions change such that the relative prices of puts and calls change; or if the adviser makes refinements to its option strike price strategy, a premium neutral or near premium neutral disclosure might become stale or confusing.

Comment 13.	Supplementally, please discuss how the Fund plans to use income derived from the Income Component of the strategy. (A) For example, is it used to pay options premium? (B) Will it be distributed? (C) Or something else?

Response.	The Fund expects that income will serve to boost the returns of the Fund. For example, under current market conditions and assuming the Fund invested in T-Bills, the income contribution would be about four percent per year. (A) Unlike some funds, the Fund does not use income as a budget for option purchases; but rather will execute the option strategy without being constrained by the level of income received by the Fund. (B) Income (after expenses) will be distributed at least annually to assure the Fund is in compliance with subchapter M of the Internal Revenue Code of 1986, as amended such that the Fund does not face Fund-level taxation. (C) As noted above, the income the Fund earns is an element of its overall strategy, but not a constraint on its option strategy.

June 24, 2025

Comment 14.	Please consider adding a row in the table on page 15 for when the market is flat.

Response.	The table has been revised as follows:

U.S. Large Cap Equity Market Returns	Expected Returns of the Fund During a Quarter
Appreciates more than 6%	Once U.S. large cap equity market returns exceed the 6% hurdle, the Fund will participate in a majority of the gains ~~Returns will appreciate to a similar extent as the U.S. large cap equity market once they exceed the 6% hurdle~~
Zero	Approximately 0-1%
Declines approximately 10%	Declines approximately 5%
Declines approximately 20%	Declines approximately 10%

Follow-Up Comment 14.  Please consider adding a row in the table for when returns are between 0% and 6%.

Response.	The Registrant has given the Staff’s suggestion thoughtful consideration. The Registrant believes any additional rows, particularly 0-6%, would be difficult to present because of the convexity effect (as noted in the Fund’s name) of the options portfolio. Therefore, the Registrant respectfully declines to include any additional rows.
Comment 15.	With respect to the title of the line graph:
	A.	Clarify whether the graph represents just the options component of the Fund?
B.	If the graph is intended to represent total performance of the Fund, then how is the income component reflected in the return profile? What assumptions about performance of income component are being made?
Response.
A.	The Registrant notes that the line graph represents only the options component of the Fund and has revised the title and any corresponding references accordingly.
B.	As noted in response to Comment 15.A., the line graph only represents the options component of the Fund.

Follow-Up Comment 15. The line graph seems to show the options strategy outperforms the index in the upper range of index performance. Consider whether the graph needs any revisions.

Response.	Upon further review and discussions, the Registrant seeks to clarify its response to the original Comment 15. The graph represents the options and income components of the Fund—the Registrant has revised the title and y-axis accordingly. The income component is reflected in the profile assuming approximately 4% returns based on recent market conditions.

June 24, 2025

Comment 16.	The Staff also suggests adding a line in the line graph for the S&P 500 for comparison purposes.

Response.	The Registrant respectfully declines to include a line graph for the S&P 500 for comparison purposes.

Statement of Additional Information

Comment 17.	Please clarify the Fund’s intended use of Stock Index Futures. If these are expected to constitute a material amount of the Fund’s strategy, they should be in the principal strategy part of the prospectus.

Response.	The Fund does not intend to use Stock Index Futures as part of its principal investment strategy.
Comment 18.	The Staff would like a better sense of the context of the transaction where RiverNorth will become the controlling shareholder of the adviser. What are the expectations? What will be the impact of the conversion on the advisory agreement? Are there any plans of shareholder solicitation?

Response.	Currently, TrueMark Group, LLC (“TMG”) owns 51.87% of the outstanding equity of the Adviser and RiverNorth Strategic Holdings, LLC (“RNSH”) owns 12% of the Adviser’s outstanding equity. In July 2025, RNSH will elect to exercise an option to convert an outstanding note into equity and own greater than 80% of Adviser’s outstanding equity—a majority, controlling interest in the Adviser.

The operating structure of the Adviser is not anticipated to change with RNSH as majority shareholder, and the portfolio manager and key personnel will remain the same. The Adviser plans to function as an independent entity and leverage RNSH as a committed strategic and financial partner, with RNSH’s balance sheet, operational capabilities and investment expertise being available to reinforce the Adviser's offerings. There are no negative consequences anticipated as a result of this transaction.

The Board of Trustees and the initial shareholder have each approved the continuance of TrueMark as the Fund’s adviser pending the close of this transaction. Because the initial shareholder has approved TrueMark to continue serving as the Fund’s adviser after the change in control, approval of the Fund’s shareholders (at the time of change in control) is not required.

Comment 18.	Please clarify if the Fund is planning to seek shareholder approval of the new advisory agreement when the change in control happens.

Response.	The original response has been revised for clarity.

If you have any questions or additional comments, please contact Daniel Moler at (513) 352-6611.

Very truly yours,

/s/ Daniel Moler

Enclosures